

Mail Stop: 3561

April 23, 2018

Via E-Mail
Ms. Amy B. Schwetz
Chief Financial Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

      Re: Peabody Energy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 26, 2018
              File No. 001-16463

Dear Ms. Schwetz:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

1.   We refer to your presentation and narrative of the combined operations of the predecessor and successor entities. It is generally inappropriate to combine financial information for predecessor and successor entities where fresh-start accounting has been applied as the successor financial statements are not comparable to the financial statements prepared prior to the effective date of emergence from Chapter 11 bankruptcy. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor, as appropriate, or explain to us your basis for discussing the combined 2017 period and how your presentation complies with Item 303 of Regulation S-K.

2.   We note you present Operating Costs per Ton and Adjusted EBITDA Margin per Ton and identify these measures as non-GAAP measures. Please provide the corresponding disclosures required by Item 10(e) of Regulation S-K, or tell us why this guidance does not apply to you.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining